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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 80 Jets in 4Q22 and 159 in 2022

•	The company has delivered 57 commercial jets and 102 executive jets
•	On December 31st, the backlog reached US$ 17.5 billion

São Jose dos Campos - Brazil, February 17th, 2023 – Embraer (NYSE: ERJ; B3: EMBR3) delivered 80 jets in the fourth quarter of 2022, of which 30 were commercial jets and 50 were executive jets (33 light and 17 mid-size). Over the year, the company delivered 159 aircraft (57 commercial jets and 102 executive jets). Embraer increased the number of aircraft delivered by 12.7% compared with 2021. As of December 31, the firm order backlog reached US$ 17.5 billion.

In Commercial Aviation, Embraer confirmed in 4Q22 a US$ 1.17 billion firm order to supply 15 new E195-E2 aircraft to an undisclosed customer. The company has also confirmed another five E195-E2 firm order from Binter for US$ 389.4 million at list price.

Another milestone was the certification of the E190-E2 in China, as well as the certification of the E-Jets E2 (E195-E2 and E190-E2) in Canada. Last December, Porter Airlines took delivery of five E195-E2s. The Canadian airline has ordered 50 E195-E2 in total. During the quarter, Embraer delivered three new E190 aircraft to CIAF Leasing, a company headquartered in Cairo, Egypt.

In Executive Aviation, Embraer delivered 50 jets (33 light and 17 mid-size) in 4Q22, while sales in the business aviation segment continues its momentum.

In the Services & Support, Embraer signed two contracts for heavy maintenance services with Envoy Air Inc. and with JSX, totaling US$72 million. In addition, TUI has signed a contract for the Pool Program to support the E195-E2 jet fleet. Also, NAC signed a firm contract for up to 10 new E190F/E195F cargo aircraft conversions.

About Embraer

A global aerospace company headquartered in Brazil, Embraer (NYSE: ERJ; B3: EMBR3) has businesses in Commercial and Executive aviation, Defense & Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services & Support to customers after sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	**568**	**568**	**-**
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadalupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldavia)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
China Southern (China)	20	20	-
CIAF (Egypt)	3	3	-
CIT (USA)	7	7	-
Conviasa (Venezuela)	16	16	-
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	9	-
Hainan (China)	50	50	-
Hebei (China)	6	6	-
JAL (Japan)	14	14	-
JetBlue (USA)	64	64	-
Kenya Airways (Kenya)	10	10	-
KLM (The Netherlands)	26	26	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAC / Aldus (Ireland)	21	21	-
NAC / Jetscape (USA)	9	9	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Australia (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations